UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under

Section 14(D)(1) Or 13(E)(1)

Of The Securities Exchange Act Of 1934

(Amendment No. 4)

REEDS JEWELERS, INC.

(Name of Subject Company (issuer))

Sparkle, LLC

Sparkle Acquisition, Inc.

Alan M. Zimmer

Herbert J. Zimmer

Jeffrey L. Zimmer

Arlene Z. Schreiber

Rose W. Zimmer

Bradley Trent Zimmer

Landon Garrett Zimmer

Andrew Michael Schreiber

Mark Harrison Schreiber

(Names of Filing Persons (Offeror and other Persons))

Common Stock, par value $.10 per Share

(Title of Class of Securities)

758341101

(CUSIP Number of Class of Securities)

Alan M. Zimmer Sparkle, LLC

111 Princess Street, Wilmington, NC 28401

(910) 763-4669 Ext. 203

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$2,635,668.60	$333.94

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Reeds Jewelers, Inc., par value $.10 per share (the “Shares”), not beneficially owned by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”) or its subsidiaries, at a purchase price of $2.05 per Share, net to the seller in cash. As of April 22, 2004, there were 1,285,692 Shares on a fully diluted basis (treating as outstanding all Shares underlying exercisable options) not beneficially owned by Sparkle or its affiliates.
(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .01267 percent of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31.94

Form or Registration No.: Amendment No. 2 to Schedule TO

Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber

Date Filed: March 29, 2004

Amount Previously Paid: $45.77

Form or Registration No.: Amendment No. 1 to Schedule TO

Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber

Date Filed: March 2, 2004

Amount Previously Paid: $256.23

Form or Registration No.: Schedule TO

Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber

Date Filed: January 29, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement, and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2004 (the “Initial Schedule TO”), and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on March 2, 2004, Amendment No. 2 to Schedule TO filed with the Commission on March 29, 2004, and Amendment No. 3 to Schedule TO filed with the Commission on April 16, 2004 (as so amended, the “Schedule TO”), by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”), Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber, and Sparkle Acquisition, Inc., a North Carolina corporation, in connection with the offer by Sparkle to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of Reeds Jewelers, Inc., a North Carolina corporation (“Reeds”), not owned by Sparkle or its subsidiaries, at a purchase price of $2.05 per Share, net to the seller in cash. The offer is set forth in the Supplement to the Offer to Purchase (the “Supplement”), a copy of which is attached to Amendment No. 3 to Schedule TO as Exhibit (a)(1)(xii) but has not been mailed to Reeds’ shareholders pending its review by the Commission, the Offer to Purchase dated January 29, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Supplement and Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the offer). Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Initial Schedule TO.

Items 1 – 3.

N/A.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by reference to the Press Release attached hereto as Exhibit (a)(i)(xiii).

Items 5 – 11.

N/A

Item 12.	Exhibits

EXHIBIT	DESCRIPTION

(a)(1)(xiii)	Text of Press Release issued by Sparkle on April 23, 2004.

Item 13.	Information Required by Schedule 13E-3

N/A.

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SIGNATURE

After due inquiry and to the best of his, her, or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:April 23, 2004	SPARKLE, LLC

	By:	/s/ Alan M. Zimmer

	Name:	Alan M. Zimmer

	Title:	Director

/s/ Alan M. Zimmer Alan M. Zimmer	/s/ Herbert J. Zimmer Herbert J. Zimmer

/s/ Jeffrey L. Zimmer Jeffrey L. Zimmer	/s/ Arlene Z. Schreiber Arlene Z. Schreiber

/s/ Rose W. Zimmer Rose W. Zimmer	/s/ Landon Garrett Zimmer Landon Garrett Zimmer

/s/ Bradley Trent Zimmer Bradley Trent Zimmer	/s/ Mark Harrison Schreiber Mark Harrison Schreiber

/s/ Andrew Michael Schreiber Andrew Michael Schreiber

SPARKLE ACQUISITION, INC.

	By:	/s/ Alan M. Zimmer

	Name:	Alan M. Zimmer

	Title:	President

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(xiii)	Text of Press Release issued by Sparkle on April 23, 2004